UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Commission File Number: 333-168126

Nova Scotia Power Incorporated

(Exact name of registrant as specified in its charter)

1894 Barrington Street

Barrington Tower, Scotia Square

P.O. Box 910

Halifax NS B3J 2A8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA SCOTIA POWER INCORPORATED

Date: January 26, 2011	By:	/s/ Stephen D. Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Fifth Supplemental Indenture dated November 12, 2010 between Nova Scotia Power Incorporated (the “Registrant”) and Computershare Trust Company of Canada, which supplements the Trust Indenture dated October 15, 1993 (filed with the Securities and Exchange Commission on July 15, 2010 as Exhibit 7.1 to the Registrant’s registration statement on Form F-9 (the “Registration Statement”)).

99.2	Third Supplemental Indenture dated November 12, 2010 between the Registrant and Computershare Trust Company of Canada, which supplements the Trust Indenture dated October 8, 1993 (filed as Exhibit 7.2 to the Registration Statement).

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